Exhibit 2.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF OKLAHOMA

IN RE:	)
)
SHEFFIELD STEEL CORPORATION,	)	Case No. 05508-R
a Delaware corporation,	)	(Chapter 11)
)
WADDELL’S REBAR FABRICATORS,	)	Case No. 01-05509-R
INC., a Missouri corporation,	)	(Chapter 11 Jointly Administered
	)	with Case No. 01-05509-R)
)
WELLINGTON INDUSTRIES, INC.,	)	Case No. 01-05510-R
an Oklahoma corporation,	)	(Chapter 11 Jointly Administered
	)	with Case No. 01-05508-R)
Debtors and Debtors in Possession. )

SECOND AMENDED AND RESTATED JOINT PLAN OF REORGANIZATION OF

SHEFFIELD STEEL CORPORATION,

WADDELL’S REBAR FABRICATORS, INC.

AND WELLINGTON INDUSTRIES, INC.

Neal Tomlins, OBA No. 10499

Ronald E. Goins, OBA No. 3430

TOMLINS & GOINS

A Professional Corporation

Utica Plaza Building

2100 South Utica Ave., Suite 300

Tulsa, Oklahoma 74114

Telephone: (918) 747-6500

Facsimile: (918) 749-0874

Attorneys for Debtors and Debtors in Possession

June 7, 2002

INTRODUCTION

Sheffield Steel Corporation, a Delaware corporation (“Sheffield”), Waddell’s Rebar Fabricators, Inc., a Missouri corporation (“Waddell’s”), and Wellington Industries, Inc., an Oklahoma corporation (“Wellington”) (each a “Debtor,” collectively the “Debtors”) propose the following amended and restated plan of reorganization (the “Plan”) for the resolution of all Claims against and Equity Interests in (each as defined below) the Debtors. Reference is made to the Debtors’ amended and restated disclosure statement filed June 7, 2002 (the “Disclosure Statement”), for a discussion of the Debtors’ history, businesses, properties, results of operations and projections for future operations, and for a summary and analysis of the Plan and certain related matters. The Debtors are the proponents of the Plan within the meaning of Section 1129 of the Bankruptcy Code, 11 U.S.C. § 1129. All holders of Claims against and Equity Interests in the Debtors entitled to vote on the Plan are encouraged to read the Plan and the Disclosure Statement in their entirety before voting to accept or reject the Plan. Subject to certain restrictions and requirements set forth in the Plan, the Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan.

SUMMARY OF PLAN

The Plan provides for the continued operation of the Debtors and a restructuring of the Debtors’ debts and stock ownership. Upon Confirmation, the First Mortgage Notes will be reduced from an outstanding principal amount of $110,000,000 to $30,000,000, the indebtedness owed to Bank of America, N.A. will be refinanced by a new working capital lender, Reorganized Sheffield will obtain new financing in the amount of $5,000,000, existing equity in Sheffield will be cancelled and new equity in Reorganized Sheffield will be issued to the holders of First Mortgage Notes (100% subject to dilution through the exercise of options provided to management of Reorganized Sheffield pursuant to the Senior Management Stock Incentive Program), the assets of the Debtors will be substantively consolidated into Reorganized Sheffield, a partial cash distribution will be made to unsecured creditors and the other obligations of the Debtors will be treated as set forth herein.

ARTICLE I

DEFINITIONS, RULES OF INTERPRETATION,

COMPUTATION OF TIME AND GOVERNING LAW

A.	Definitions.

Certain capitalized terms used in the Plan are defined in this Article I. Other capitalized terms found in the Plan shall have the meaning ascribed to such terms in the Bankruptcy Code or the Bankruptcy Rules (and shall be construed in accordance with the rules of construction thereunder).

1. Administrative Claim means a Claim for payment of an administrative expense of a kind specified in Sections 503(b) and 507(a)( I) of the Bankruptcy Code, including (without limitation) the actual, necessary costs and expenses incurred after the Petition Date of preserving the Estates and operating the businesses of the Debtors such as wages, salaries or commissions for services, compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under Sections 330(a) or 331 of the Bankruptcy Code, and all fees and charges assessed against the Estates under Chapter 123 of Title 28, United States Code.

2. Allowed Administrative Claim means all or that portion of an Administrative Claim that either (a) has been allowed by a Final Order as an Administrative Claim, or (b) was incurred by any Debtor in the ordinary course of business during the Reorganization Cases, and is determined to be due, owing, valid and enforceable by such Debtor.

3. Allowed means that portion of any Claim or Equity Interest, other than an Administrative Claim, (a) as to which (x) no proof of claim or interest has been Filed and (y) the liquidated and noncontingent amount of which is scheduled by the Debtors pursuant to the Bankruptcy Code as undisputed, or (b) as to which a proof of claim or interest has been timely Filed in a liquidated amount with the Court pursuant to the Bankruptcy Code or any order of the Court, or late Filed with leave of the Court after notice and a hearing, provided that (x) no objection to the allowance of such Claim or Equity Interest or motion to expunge such claim or interest has been interposed before any final date for the filing of such objections or motions or (y) if such objection or motion has been Filed, such objection or motion has been overruled by a Final Order (but only to the extent such objection or motion has been overruled), or (c) as to which a Final Order has been entered allowing such Claim or Equity Interest.

4. Ballot means the ballot accompanying the Disclosure Statement upon which holders of Impaired Claims or Impaired Equity Interests entitled to vote on the Plan shall indicate their acceptance or rejection of the Plan in accordance with the instructions regarding voting.

5. Bank of America means Bank of America, N.A. and its predecessors.

6. Bank of America Claim means all claims asserted by Bank of America pursuant to, inter alia, (a) the Bank of America Revolving Credit Agreement, (b) the loan and security agreements between Bank of America and the Debtors executed in connection with the Bank of America Revolving Credit Agreement, (c) the Intercreditor Agreement, and (d) any applicable order of the Court.

7. Bank of America Revolving Credit Agreement means that certain Receivables and Inventory Financing Agreement, dated January 16, 1992, between the Debtors and Bank of America, as amend or modified prior to the date hereof.

8. Bankruptcy Code means Title 11 of the United States Code, as now in effect or hereafter amended.

9. Bankruptcy Rules means, collectively, the Federal Rules of Bankruptcy Procedure, as amended, promulgated under 28 U.S.C. § 2015 and the general and local rules of the Court, as applicable from time to time in the Reorganization Cases.

10. Bar Date means the bar date for filing proofs of claim or interest against the Debtors that has been established by order of the Court as April 15, 2002.

11. Beneficial Holder means the entity holding the beneficial interest in a Claim or Interest.

12. Book-entry Confirmation is defined in Section 6.04 of the Plan.

13. Business Day means any day except a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

14. Cash means cash and cash equivalents.

15. Claim means a claim against any Debtor, whether asserted or not asserted, as defined in Section 101(5) of the Bankruptcy Code.

16. Class means a category of holders of Claims or Equity Interests as defined in Article III of the Plan.

17. Confirmation Date means the date on which the Court enters the Confirmation Order on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

18. Confirmation Hearing Date means the date on which the hearing on confirmation of the Plan is first scheduled to commence before the Court.

19. Confirmation Order means the order of the Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

20. Collateral Agent means State Street Bank and Trust Company in its capacity as Collateral Agent under the indenture.

21. Consummation means the occurrence of the Effective Date and substantial consummation of the transactions described in the Plan.

22. Court means the United States Bankruptcy Court for the Northern District of Oklahoma and, to the extent it may exercise jurisdiction in these Reorganization Cases, the United States District Court for the Northern District of Oklahoma, or if either such Court ceases to exercise jurisdiction over the Reorganization Cases, such other court that exercises jurisdiction over the Reorganization Cases.

23. Committee means the Official Creditors’ Committee appointed pursuant to Section 1102 of the Bankruptcy Code in the Reorganization Cases.

24. Debtors is defined in the preamble, and means Sheffield, Waddell’s and Wellington.

25. Delaware General Corporation Law means Title 8 of the Delaware Code, as now in effect or hereafter amended.

26. Disbursing Agent means an entity to be designated by the Debtors not less than ten days prior to the Confirmation Hearing Date.

27. Disclosure Statement means the Debtors’ Disclosure Statement originally Filed with the Court on April 3, 2002, as it may be amended, modified or supplemented (and all exhibits or schedules annexed thereto or referenced therein), that relates to the Plan and that has been prepared and distributed in accordance with Sections 1125 and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018.

28. Distribution Record Date means the Business Day immediately preceding the Confirmation Date.

29. Effective Date means a date selected by the Debtors that is no more than ten Business Days following the date on which all conditions to the Effective Date set forth in Section 10.02 have been satisfied or, if capable of being waived, duly and expressly waived.

30. Eligible Institution is defined in Section 6.04 of the Plan.

31. Employment Agreements means the Employment Agreements, dated as of the Effective Date, by and between Reorganized Sheffield and certain members of the senior management of Reorganized Sheffield.

32. Entity means an entity as defined in Section 101(15) of the Bankruptcy Code.

33. Equity Interests means the rights of holders of Old Equity, including, without limitation, redemption rights, liquidation preferences, dividend claims and Old Options.

34. Estates means the estates created for the Debtors in their Reorganization Cases pursuant to Section 541 of the Bankruptcy Code.

35. Exchange Act means the Securities and Exchange Act of 1934, as amended.

36. Expiration Date means 4:30 p.m. Central Daylight Savings Time on the date fixed by the Court after which Ballots with respect to the Plan may no longer be accepted by the Debtors without leave of the Court. A separate notice from the Court will indicate the Expiration Date.

37. File, Filed or Filing means file, filed or filing with the Court in the Reorganization Cases.

38. Final Order means an order of the Court (a) as to which the time to appeal, petition for certiorari, or move for reargument, rehearing or new trial has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument, rehearing or new trial shall then be pending; (b) as to which any right to appeal, petition for certiorari, reargue, rehear or retry shall have been waived in writing in form and substance satisfactory to the Debtors; or (c) in the event that an appeal, writ of certiorari, reargument, rehearing or new trial has been sought, as to which (i) such order of the Bankruptcy Court shall have been affirmed by the highest court to which such order was appealed; (ii) certiorari has been denied as to such order; or (iii) reargument or rehearing or new trial from such order shall have been denied, and the time to take any further appeal, petition for certiorari or move for reargument, rehearing or new trial shall have expired without such actions have been taken.

39. First Mortgage Notes means the $110,000,000 principal amount 11½% notes, due 2005, issued by Sheffield pursuant to the Indenture.

40. First Mortgage Note Claims means Claims made in these Reorganization Cases by the Indenture Trustee on behalf of holders of First Mortgage Notes (or by an actual holder of the First Mortgage Notes) arising out of the Indenture, including (without limitation) the aggregate outstanding principal amount of the First Mortgage Notes plus accrued and unpaid interest (including interest on interest) on such First Mortgage Notes as allowed by law.

41. Impaired means when used with reference to a Claim or Equity Interest, a Claim or Equity Interest that is impaired within the meaning of Section 1124 of the Bankruptcy Code.

42. Indenture means that certain Trust Indenture, dated as of December 1, 1997, from Sheffield as issuer, to the Indenture Trustee, providing for the issuance of the First Mortgage Notes, as amended or modified prior to the date hereof.

43. Indenture Trustee means State Street Bank and Trust Company, in its capacity as trustee under the Indenture.

44. Initial Distribution Date means a date thirty (30) days after the Effective Date.

45. Intercompany Claims means any claim by one Debtor against any other Debtor in these Reorganization Cases. Intercompany Claims do not include any claims of the Debtors owed to Nondebtor Subsidiary.

46. Intercreditor Agreement means that certain Intercreditor Agreement, dated as of December 1, 1997, by and among Sheffield, Bank of America and the Indenture Trustee.

47. Letter of Transmittal means the documentation required to be provided to the Disbursing Agent as set forth in Sections 6.03 and 6.04 of the Plan.

48. New Collateral is defined in Section 5.02 of the Plan.

49. New Collateral Agent means State Street Bank And Trust Company in its capacity as collateral agent under the New Indenture.

50. New Common Stock means the 7,500,000 shares of Common Stock par value $0.01 per share of Reorganized Sheffield authorized pursuant to the Amended and Restated Certificate of Incorporation, 4,750,000 shares of which are to be issued and distributed in accordance with the Plan constituting 100% of the total number of shares of such New Common Stock to be issued and outstanding immediately after the Effective Date and 250,000 shares of which are reserved for the Senior Management Stock Incentive Program.

51. New First Mortgage Collateral Documents means the New Indenture, the New First Mortgage Notes, a security agreement, mortgages, an intercreditor agreement and other documents executed in connection therewith, each substantially in the form of such document or instrument as included in an exhibit to the Plan that shall be filed with the Court not later than 10 days prior to the Confirmation Hearing Date.

52. New First Mortgage Notes means the $30,000,000 principal amount 10% per annum First Mortgage Notes due 2007 to be issued by Reorganized Sheffield pursuant to the New Indenture. The New First Mortgage Notes shall bear interest at the rate of 10% per annum. From issuance of the New First Mortgage Notes and until April 30, 2003, no interest shall be paid and the interest that accrues shall be added to the principal amount of the New First Mortgage Notes. From and after April 30, 2003, Reorganized Sheffield shall commence the payment of principal and interest based upon a cumulative principal balance of $30,000,000 plus accrued interest less any payments made by Reorganized Sheffield.

53. New Indenture means that certain Trust Indenture dated as of the Effective Date, from Reorganized Sheffield as issuer, to the New Indenture Trustee, providing for the issuance of the New First Mortgage Notes.

54. New Indenture Trustee means State Street Bank And Trust Company in its capacity as trustee under the New Indenture.

55. New Intercreditor Agreement means that certain Intercreditor Agreement, dated as of the Effective Date, by and among Reorganized Sheffield, the New Working Capital Lender, the New $5,000,000 Facility Lender, and the New Collateral Agent.

56. New Securities means, collectively, (a) the New Common Stock, and (b) the New First Mortgage Notes.

57. New Working Capital Facility means the loan(s) made to Reorganized Sheffield on the Effective Date by the New Working Capital Lender.

58. New Working Capital Facility Financing Agreement means the financing and related agreement(s) entered into by and between Reorganized Sheffield and the New Working Capital Lender.

59. New Working Capital Lender means the financial institution that provides the New Working Capital Facility to Reorganized Sheffield.

60. New $5,000,000 Facility means the new loan in the amount of $5,000,000 that will be obtained by Reorganized Sheffield on the Effective Date.

61. New $5,000,000 Facility Lender means the financial institution that provides the New $5,000,000 Facility to Reorganized Sheffield.

62. Nondebtor Subsidiary means Sand Springs Railway Company, an Oklahoma corporation.

63. Noteholder Deficiency Claims is defined in Section 5.02 of the Plan.

64. Old Equity means the common stock issued by Sheffield and outstanding immediately prior to the Distribution Record Date, including any associated share purchase rights.

65. Old Options means the options outstanding immediately prior to the Effective Date to purchase Old Equity.

66. Old Securities is defined in Section 6.04 of the Plan.

67. Other Secured Claims means Claims (other than the Bank of America Claim, First Mortgage Note Claims and the Transamerica Claims) that are secured by a valid, binding, enforceable, perfected and unavoidable lien on property in which the Estate has an interest or that is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of the value of the holder’s interest in an Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(a) of the Bankruptcy Code.

68. Pension Plans means the “Retirement Plan for Employees of Sheffield Steel Corporation”, the “Sheffield Steel Corporation — Joliet Retirement Plan”, and the “Sheffield Steel Corporation Pension Agreement Plan”, three tax qualified defined benefit pension plans covered by Title IV of the Employee Retirement Income Security Act (“ERISA”), as amended, 29 U.S.C. § 1301 et seq (1994 & Supp. V 2000).

69. Person shall have the meaning set forth in the Bankruptcy Code.

70. Petition Date means December 7, 2001.

71. Plan means this Plan of Reorganization for the Debtors and all exhibits annexed hereto or referenced herein, as it may be amended or modified by the Debtors from time to time in accordance with the Bankruptcy Code, the Bankruptcy Rules, and the terms and conditions of Section 14.02 of the Plan.

72. Priority Claim means an Allowed Claim against any of the Debtors for an amount entitled to priority under Section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Tax Claim.

73. Professional Fee Reserve means an amount in cash equal to the Debtors’ good faith estimate of the aggregate amount of accrued and unpaid professional fees payable to professional persons entitled to reimbursement of fees and expenses from the Debtors.

74. Recovery Actions means those claims of the Debtors that shall vest in Reorganized Sheffield on the Effective Date that arise under Sections 544, 547, 548 and 550 of the Bankruptcy Code and Sections 112 through 123 of Title 24, Oklahoma Statutes.

75. Recovery Actions Proceeds means 20% of the proceeds of the Recovery Actions after the payment of costs, fees and expenses of pursuing and prosecuting Recovery Actions.

76. Registration Rights Agreement means the registration rights agreement dated as of the Effective Date by and among Reorganized Sheffield and certain holders of the New Securities.

77. Reorganization Cases means the Debtors’ cases under Chapter 11 of the Bankruptcy Code.

78. Reorganized Sheffield means Sheffield Steel Corporation on and after the Effective Date.

79. Schedules means, collectively, the schedules of assets and liabilities and the statements of financial affairs, as amended, Filed by the Debtors in the Reorganization Cases, pursuant to Section 521 of the Bankruptcy Code, the Bankruptcy Rules and the Official Bankruptcy Forms.

80. Securities Act means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as now in effect or hereafter amended.

81. Senior Management Stock Incentive Program means the senior management stock incentive program that shall be adopted by Reorganized Sheffield on the Effective Date that shall provide for the grant of options to acquire 5% of the common stock in Reorganized Sheffield to the senior management of Reorganized Sheffield (such options to vest equally over three years).

82. Tax Claim means an Allowed Claim for an amount entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

83. Tendered Certificates is defined in Section 6.04 of the Plan.

84. Transamerica Claims mean the two Claims represented by installment notes held by Transamerica Equipment Financial Services Corporation in the original principal amounts of $4,597,980.83 (dated July 10, 1998) and $998,907.82 (dated September 30, 1998).

85. Unofficial Noteholders Committee means the ad hoc committee of the Beneficial Holders of First Mortgage Notes comprised of Beneficial Holders of more than 51% in principal amount of the outstanding First Mortgage Notes.

86. Unsecured Claim means any Claim against any of the Debtors that is not an Administrative Claim, a Secured Claim, a Priority Claim, a Tax Claim, the Bank of America Claim, First Mortgage Note Claims, Transamerica Claims, Other Secured Claims or a Noteholder Deficiency Claim.

B.	Rules of Interpretation, Computation of Time and Governing Law.

(a)

Rules of Interpretation. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed or to be Filed means such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) if the Plan’s description of the terms of an exhibit is inconsistent with the terms of the exhibit, the terms of the exhibit shall control; (e) unless otherwise specified, all references in the Plan to Articles, Sections, Clauses and Exhibits are references to Articles, Sections, Clauses and Exhibits of or to the Plan; (f) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; and (h) the rules of construction set forth in Section 102 of the Bankruptcy Code shall apply to the extent such rules are not inconsistent with any other provision in this Section.

(b)	Computation of Time. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

(c)	Governing Law. Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Oklahoma, without giving effect to the principles of conflicts of law thereof.

ARTICLE II

ADMINISTRATIVE AND TAX CLAIMS

In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims, as described below, have not been classified.

2.01 Administrative Claims. Unless otherwise agreed to by the parties, each holder of an Allowed Administrative Claim shall receive cash from Reorganized Sheffield equal to the unpaid portion of such Allowed Administrative Claim on the later of (a) the Effective Date and (b) the date on which such Claim becomes an Allowed Administrative Claim; provided, however, that the Administrative Claims that represent liabilities incurred by the Debtors in the ordinary course of their business during the Reorganization Cases shall be paid in the ordinary course of business and in accordance with any terms and conditions of any agreements relating thereto. On the Effective Date, Reorganized Sheffield shall establish the Professional Fee Reserve in a bank account established solely for the purpose of holding and distributing the Professional Fee Reserve.

2.02 Bar Date for Administrative Claims.

(a) Pre-Confirmation Date Claims and Expenses. All applications for Administrative Claims incurred on or before the Confirmation Date (except only for claims incurred in the ordinary course of business and claims under 28 U.S.C. § 1930) shall be filed no later than 45 days after the Confirmation Date.

(b) Effect of Failure to Timely File Claim or Request for Payment. Any request for payment of an Administrative Claim that is not filed within 45 days after the Confirmation Date shall be barred. Under no circumstance will the applicable deadlines set forth above be extended by order of the Court or otherwise. Any holders of Administrative Claims who are required to file a claim or request for payment of such Administrative Claims or expenses and who do not file such claims or requests by the applicable bar date shall be forever barred from asserting such Administrative Claims or expenses against the Debtors, any property of the Debtors, Reorganized Sheffield or any distributions under the Plan.

2.03 Tax Claims. Unless otherwise agreed to by the parties, each holder of a Tax Claim will receive cash equal to the unpaid portion of such Tax Claim over a period not exceeding six (6) years after the date of assessment of the Tax Claim as provided in Subsection 1129(a)(9)(C) of the Bankruptcy Code. Payment of such Tax Claim shall be made in six (6) equal annual installments with the first installment due on the latest of: (i) the Effective Date, (ii) 30 calendar days after the date on which an order allowing such Tax Claim becomes an Allowed Claim, and (iii) such other time as may be agreed to by the holder of such Tax Claim and Reorganized Sheffield. Each installment shall include simple interest on the unpaid portion of such Tax Claim, without penalty of any kind, at the rate of 6%; provided, however, that Reorganized Sheffield shall reserve the right to pay any Tax Claim, or any remaining balance of such Tax Claim, in full, at any time on or after the Effective Date, without premium or penalty.

ARTICLE III

CLASSIFICATION OF CLAIMS AGAINST AND

EQUITY INTERESTS IN THE DEBTORS

The classification of the Claims and Equity Interests listed below shall be for all purposes, including voting, confirmation and distribution pursuant to the Plan. A Claim or Equity Interest is in a particular Class only to the extent that the Claim or Equity Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied before the Effective Date; a Claim or Equity Interest that is not an Allowed Claim or Allowed Interest is not in any Class.

3.01 Class 1 — Priority Claims. Class 1 consists of all Priority Claims, not otherwise treated as unclassified in Article II above.

3.02 Class 2 — Bank of America Claim. Class 2 consists of the holder of the Allowed Bank of America Claim.

3.03 Class 3 — Other Secured Claims. Class 3 consists of all holders of Allowed Other Secured Claims not otherwise treated in this Article.

3.04 Class 4 — First Mortgage Note Claims. Class 4 consists of all holders of Allowed First Mortgage Note Claims.

3.05 Class 5 — Transamerica Claims. Class 5 consists of the Allowed Transamerica Claims.

3.06 Class 6 — Unsecured Claims. Class 6 consists of all holders of Allowed Unsecured Claims not otherwise treated in this Article.

3.07 Class 7 — First Mortgage Note Deficiency Claims. Class 7 consists of all holders of Allowed Noteholder Deficiency Claims.

3.08 Class 8 —Intercompany Claims. Class 8 consists of all holders of Intercompany Claims.

3.09 Class 9 — Equity Interests. Class 9 consists of all holders of Equity Interests.

3.10 Summary of Treatment of Claims and Equity Interests.

CLASS	DESCRIPTION	STATUS
Class 1	Priority Claims	Paid under the Plan; deemed to have accepted the Plan

Class 2	Bank of America Claim	Paid under the Plan; deemed to have accepted the Plan

Class 3	Other Secured Claims	Impaired; entitled to vote

Class 4	First Mortgage Note Claims	Impaired; entitled to vote

Class 5	Transamerica Claims	Impaired; entitled to vote

Class 6	Unsecured Claims	Impaired; entitled to vote

Class 7	First Mortgage Note Deficiency Claims	Impaired; subordinated to Class 6; entitled to vote

Class 8	Intercompany Claims	Impaired; entitled to vote

Class 9	Equity Interests	Impaired; deemed to have rejected the Plan

ARTICLE IV

TREATMENT OF CLASSES NOT IMPAIRED UNDER THE PLAN

4.01 Class I — Priority Claims. Allowed Claims in Class 1 are not Impaired. Unless otherwise agreed to by the parties, each holder of an Allowed Priority Claim shall be paid the Allowed Amount of such Claim in full in cash on the later of (a) the Effective Date, or (b) the date such Claim becomes an Allowed Claim.

4.02 Class 2 — Bank of America Claim. The Class 2 Claim is not Impaired. The Bank of America Claim will be refinanced on the Effective Date pursuant to the New Working Capital Facility and the Allowed amount of the Bank of America Claim will be paid in full in an amount to be determined by the Court. In the event the Allowed amount of the Bank of America Claim is not determined on the Effective Date, the Debtors will escrow an amount to be estimated by the Court sufficient to satisfy the Allowed amount of the Bank of America Claim once determined by the Court and the liens and security interests of Bank of America will attach to the escrowed sum.

ARTICLE V

TREATMENT OF CLASSES IMPAIRED UNDER THE PLAN

5.01 Class 3 — Other Secured Claims. Claims in Class 3 are Impaired. Each holder of a Class 3 Claim shall retain any liens that secure its Other Secured Claim. All holders of Class 3 Claims with Allowed Other Secured Claims in the amount of $10,000 or less shall be paid in full on the Effective Date. All holders of Class 3 Claims that have Claims subject to setoff shall be allowed to effect such setoff. All holders of Class 3 Claims in an amount greater than $10,000 shall be paid in full over five (5) years after the Effective Date with quarterly payments of interest (at the rate of 6% per annum) and principal (amortized over a five (5) year period). Holders of Class 3 Claims may be prepaid at any time without cost or penalty. Any deficiency claim by a holder of a Class 3 Claim shall become, and shall be treated for all purposes under this Plan as an Unsecured Claim and shall be classified as a Class 6 Claim.

5.02 Class 4 — First Mortgage Note Claims. Allowed Claims in Class 4 are Impaired. Each holder of a Class 4 Claim shall receive its pro rata share of (a) $30 million in principal amount of New First Mortgage Notes, upon the terms and conditions set forth in the New Indenture and the New First Mortgage Notes, and (b) 100% of the New Common Stock, subject to dilution through the exercise of options under the Senior Management Stock Incentive Program. Any deficiency claims held by holders of Class 4 Claims (the “Noteholder Deficiency Claims”) shall be classified as a Class 7 Claim. The holders of Allowed Class 4 Claims shall be granted pursuant to the New Indenture and this Plan (a) a second priority lien (behind the New $5,000,000 Facility) on substantially all existing and future real property, plant, equipment, intellectual property and related intangibles of Reorganized Sheffield and the proceeds thereof and (b) a second priority lien (behind the New Working Capital Facility Lender) on all existing and future accounts and inventory and the proceeds thereof (collectively, the “New Collateral”).

5.03 Class 5 — Transamerica Claims. Allowed Claims in Class 5 are Impaired. The Allowed Transamerica Claims will be paid in full under the Plan in monthly installment payments. The maturity date of the debt instruments evidencing the Transamerica Claims will be extended by the number of months for which the holder of the Transamerica Claims did not receive payments during the pendency of the Reorganization Cases. Commencing on the Effective Date, Reorganized Sheffield shall resume making the monthly payments provided for in the subject loan documents evidencing the Transamerica Claims. At maturity of the Transamerica Claims (as extended herein) all remaining unpaid principal and interest shall be paid by Reorganized Sheffield. On the Effective Date, any defaults with regard to the Transamerica Claims or under the subject loan documents that occurred before the Effective Date shall be deemed cured on the Effective Date.

5.04 Class 6 — Unsecured Claims. Allowed Claims in Class 6 are Impaired. Each Class 6 claimant shall receive the lesser of (a) its pro rata share of $1,500,000 or (b) 10% of its Allowed Claim. The total payment to holders of Class 6 Claims shall be made in two equal installments, the first due on the Initial Distribution Date and the second being due on the first anniversary of the Initial Distribution Date. Additionally, each holder of a Class 6 Claim shall receive its pro rata share of Recovery Actions Proceeds.

5.05 Class 7 — First Mortgage Note Deficiency Claims. Allowed Claims in Class 7 are Impaired. In the event that Class 6 votes to accept the Plan, the holders of Class 7 Claims shall subordinate their Class 7 Claims to all Class 6 Claims except that the Indenture Trustee shall receive the sum of $600,000 to be applied first to the actual costs and expenses incurred by the Indenture Trustee and the Unofficial Noteholders Committee in connection with the Reorganization Cases and thereafter distributed pro rata to the holders of Class 7 Claims. In the event that Class 6 does not vote to accept the Plan, each holder of Class 7 Claim shall share pari passu with the holders of Class 6 Claims in the lesser of (a) its pro rata share of $1,500,000 or (b) 10% of its Allowed Claim as well as receive its pro rata share of Recovery Actions Proceeds.

5.06 Class 8 — Intercompany Claims. Holders of Claims in Class 8 shall receive no distribution on account of such Claims and such Claims shall be deemed to be contributed as capital or waived, at the option of Reorganized Sheffield, on the Effective Date.

5.07 Class 9 — Equity Interests. Holders of Equity Interests in Class 9 shall receive no distribution on account of such Equity Interests and such Equity Interests shall be cancelled and extinguished on the Effective Date.

ARTICLE VI

GENERAL PROVISIONS REGARDING TREATMENT OF CLAIMS AND

EQUITY INTERESTS AND DISTRIBUTIONS UNDER THE PLAN

6.01 Distribution Date. Except as otherwise provided in the Plan, property to be distributed under the Plan to an Impaired Class (a) shall be distributed on or as soon as practicable after the Effective Date to each holder of an Allowed Claim of that Class as of the Effective Date, and (b) shall be distributed to each holder of an Allowed Claim of that Class that is determined to be an Allowed Claim after the Effective Date, to the extent allowed, as soon as practicable after the order of the Court allowing the Claim becomes a Final Order. Property to be distributed under the Plan to a Class that is not Impaired or on account of a Tax Claim or an Administrative Claim shall be distributed on the latest of (i) the distribution dates specified in the preceding sentence, or (ii) the date on which the distribution to the holder of the Claim would have been due and payable in the ordinary course of business or under the terms of the Claim in the absence of the Reorganization Cases.

6.02 Disbursing Agent. The Debtors may designate an entity or entities to serve as Disbursing Agent to distribute all the property to be distributed under the Plan, including (without limitation) the payment of cash and the delivery of the New First Mortgage Notes and the New Common Stock. The Indenture Trustee is designated by this Plan as Disbursing Agent for property to be distributed on account of First Mortgage Note Claims including (without limitation) the New First Mortgage Notes, the New Common Stock to be distributed to Class 4, and the Class 7 Claims.

6.03 New Common Stock. Not later than the Effective Date, in accordance with Section 1123(a)(6) of the Bankruptcy Code, Reorganized Sheffield shall file an amended Certificate of Incorporation of Sheffield described in Section 8.03 hereafter. Effective on the date of the filing of the amended Certificate of Incorporation of Sheffield, the Old Equity shall be or be deemed cancelled and of no further force and effect. All shares of New Common Stock shall enjoy the same rights, benefits and privileges and shall not bear any restrictive legends on the stock certificate (other than legends prohibiting transfer other than in accordance with the Securities Act). All shares of New Common Stock to be issued pursuant to this Plan will be, upon such issuance, validly issued, fully paid and non-assessable.

6.04 Surrender of Instruments and Receipt of Distributions — First Mortgage Notes. As a condition to participation under the Plan, each holder of a First Mortgage Note Claim is required to provide evidence of the securities evidencing the First Mortgage Note Claims (“Old Securities”) by (i) completing and returning a Letter of Transmittal to the Indenture Trustee, together with certificates (to the extent such exist) representing their Old Securities (the “Tendered Certificates”), or (ii) completing a book-entry confirmation procedure, promptly after the Confirmation Date. Promptly following the Effective Date, the Debtors or the Disbursing Agent will mail to those persons who have properly completed and returned Letters of Transmittal and Tendered Certificates or completed the book-entry confirmation procedure, certificates representing the New First Mortgage Notes and/or the New Common Stock to be issued in accordance with the Plan; provided that to the extent the New First Mortgage Notes and/or New Common Stock are book entry, no such certificates will be mailed. HOLDERS OF OLD SECURITIES WHO HAVE NOT PROPERLY COMPLETED AND RETURNED TO THE DEBTORS OR THE DISBURSING AGENT LETTERS OF TRANSMITTAL OR COMPLETED THE BOOK-ENTRY CONFIRMATION PROCEDURE WITHIN TWO YEARS OF THE EFFECTIVE DATE, TOGETHER WITH THE TENDERED CERTIFICATES, WILL NOT RECEIVE THE CERTIFICATES TO WHICH THEY ARE OTHERWISE ENTITLED PURSUANT TO THE PLAN NOR WILL THEY BE ENTITLED TO ANY OTHER DISTRIBUTION UNDER THE PLAN. The Debtors selected two years as opposed to the five-year period permitted (but not required) under Section 1143 of the Bankruptcy Code because the New First Mortgage Notes mature in less than five years and the Debtors believe that the cost and expense of establishing an escrow fund for delinquent tenders outweighs the risk that substantial holders of Old Securities will fail to surrender their certificates within two years.

Book-Entry Transfer. The Disbursing Agent will establish an account with respect to the First Mortgage Notes at the Disbursing Agent. Any tendering financial institution that is a participant in DTC’s book-entry transfer facility system must make a book-entry delivery of the First Mortgage Notes by causing DTC to transfer such First Mortgage Notes into the Disbursing Agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program (“ATOP”) procedures for transfers. Such holder of First Mortgage Notes using ATOP should transmit its acceptance to DTC on or prior to the Expiration Date (or comply with the guaranteed delivery procedures set forth below), DTC will verify such acceptance, execute a book-entry transfer of the tendered First Mortgage Notes into the Disbursing Agent’s account at DTC and then send to the Disbursing Agent confirmation of such book-entry transfer, including an agent’s message confirming that DTC has received an express acknowledgment from such holder that such holder has received and agrees to be bound by the Letter of Transmittal and that the company may enforce the Letter of Transmittal against such holder (a “book-entry confirmation”).

A beneficial owner of First Mortgage Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate.

DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DISBURSING AGENT.

Letters of Transmittal. Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below), unless the First Mortgage Notes tendered pursuant thereto are tendered for the account of an Eligible Institution. If signatures on a Letter of Transmittal are required to be guaranteed, such guarantees must be by a member firm of a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or a correspondent in the United States (each of which is an “Eligible Institution”). If First Mortgage Notes are registered in the name of a person other than the person signing the Letter of Transmittal, in order to be validly tendered, the First Mortgage Notes must be endorsed or accompanied by properly completed power of authority, with signature guaranteed by an Eligible Institution.

Holders of First Mortgage Notes who are not holders of record should:

(i) obtain a properly completed Letter of Transmittal (or facsimile thereof) from the record holder,

(ii) obtain and include with the Letter of Transmittal a properly completed stock or bond power, as the case may be, from the record holder, or

(iii) effect a record transfer of their First Mortgage Notes prior to delivery of the Letter of Transmittal.

If a holder desires to tender First Mortgage Notes pursuant to the Letter of Transmittal but is unable to locate the Tendered Certificates, such holder should write to or telephone the Disbursing Agent about procedures for obtaining replacement certificates for First Mortgage Notes or arranging for indemnification.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance of Ballots, Letters of Transmittal and Tendered Certificates will be resolved by the Debtors, whose determination will be final and binding, subject only to review by the Court upon application with due notice to any affected parties in interest. The Debtors reserve the right to reject any and all Ballots, Letters of Transmittal and Tendered Certificates not in proper form, or Letters of Transmittal and Tendered Certificates, the Debtors’ acceptance of which would in the opinion of the Debtors or their counsel be unlawful.

6.05 Distribution Record. At the close of business on the Distribution Record Date, the transfer ledgers for the First Mortgage Notes and the Old Equity shall be closed, and there shall be no further changes in the record holders of the First Mortgage Notes or Old Equity. Neither the Debtors nor the Indenture Trustee shall have any obligation to recognize any transfer of the First Mortgage Notes or Old Equity occurring on or after the Distribution Record Date. The Debtors shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date. For purposes of making distributions to holders of Class 6 Claims, Reorganized Sheffield will be under no obligation to recognize the transfer of Unsecured Claims after the Distribution Record Date and the identity of the holders of the holders of Class 6 Claims shall be established as of the Distribution Record Date.

6.06 Unclaimed Distributions. If any holder of a Claim or Equity Interest entitled to a distribution directly from the Disbursing Agent under the Plan cannot be located on the Effective Date, such distributions shall be set aside and maintained by the Disbursing Agent. If such person is located within two years of the Effective Date, such distributions shall be distributed to such person. If such person cannot be located within two years of the Effective Date, any such distributions shall become the property of and shall be released to Reorganized Sheffield; provided however, that nothing contained in this Plan shall require Reorganized Sheffield to attempt to locate such person.

6.07 Tax Provisions. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or other exchange of a security, or the making or delivery of an instrument of transfer under the Plan shall not be taxed under any state or local law imposing a stamp tax transfer tax, or similar tax or fee.

6.08 Setoffs. The Debtors may, but shall not be required to, setoff against any Claim (for purposes of determining the Allowed Amount of such Claim on which distribution shall be made), any claims of any nature whatsoever that the Debtors may have against the claimant. Neither the failure to setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors of any such claim the Debtors may have against such claimant.

6.09 Cash. Reorganized Sheffield shall ensure that on the Effective Date it shall have sufficient cash on hand to make the payments required to be made under the Plan on the

Effective Date. Except as otherwise provided in the Plan, cash required to be distributed to Holders of Allowed Claims (including interest to the extent payable) under the Plan shall be distributed on the later of the following dates: (a) as provided in the Plan, on the Effective Date or the Initial Distribution Date or as soon as practicable after the Initial Distribution Date; and (b) to the extent a Claim becomes an Allowed Claim after the Effective Date, as soon as practicable after the issuance of a Final Order allowing such Claim.

ARTICLE VII

PROVISIONS FOR TREATMENT OF DISPUTED, CONTINGENT

AND UNLIQUIDATED CLAIMS AND ADMINISTRATIVE EXPENSES

7.01 Resolution of Contested Claims and Equity Interests. The Debtors shall have the right to object to and contest the allowance of any Claim or Equity Interest Filed or deemed Filed with the Court, whether or not such Claim or Equity Interest was scheduled as disputed, contingent or unliquidated.

7.02 Interest. Except as expressly stated in the Plan, or allowed by the Court, no interest, penalty or late charge is to be allowed on any Claim subsequent to the Petition Date.

ARTICLE VIII

IMPLEMENTATION OF THE PLAN

8.01 Substantive Consolidation. On the Effective Date, the Debtors and their respective Estates shall be consolidated into Reorganized Sheffield and the holders of Allowed Claims against any of the Debtors shall be paid pursuant to the Plan by Reorganized Sheffield. Upon consolidation into Reorganized Sheffield, the businesses of Waddell’s and Wellington shall be operated as separate divisions of the single corporation. Notwithstanding the consolidation of the Debtors and their estates into Reorganized Sheffield, the business and employees of the Waddell’s and Wellington divisions of Reorganized Sheffield shall not be or hereafter become part of any collective bargaining agreement to which Sheffield or Reorganized Sheffield is or will become a party.

8.02 Continued Corporate Existence and Vesting of Assets in Reorganized Debtors. Sheffield shall, as the Reorganized Sheffield, continue to exist after the Effective Date as a corporate entity, with all powers of a corporation under the laws of its state and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. Except as otherwise expressly provided in the Plan, on the Confirmation Date Reorganized Sheffield shall be vested with all of the property of the Debtors’ Estates free and clear of all claims, liens, encumbrances, charges and other interests of creditors and equity security holders except for those granted or continued pursuant to this Plan, and may operate its business free of any restrictions imposed by the Bankruptcy Code or by the Court, including (without limitation) any contracts or leases entered into or assumed by the Debtors after the Petition Date; provided, however, that each Debtor shall continue as a debtor in possession under the Bankruptcy Code until the Effective Date, and thereafter, subject to the terms of this Plan, Reorganized Sheffield shall operate its business free of any restriction imposed by the Bankruptcy Code or the Court.

8.03 Amended and Restated Certificate of Incorporation. On the Effective Date, Reorganized Sheffield shall file its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in accordance with Delaware General Corporation Law. Reorganized Sheffield’s amended and restated certificate of incorporation will, among other things, provide (to the extent necessary to effectuate the terms of the Plan) for (i) the prohibition of the issuance of non-voting equity securities, and (ii) the authorization of the New Common Stock, including the shares to be issued upon the exercise of stock options pursuant to the Senior Management Stock Incentive Program. Confirmation of the Plan shall constitute an election by Reorganized Sheffield not to be governed by Section 203 of the Delaware General Corporation Law.

8.04 Amended and Restated By-laws. Reorganized Sheffield shall adopt and effect amended and restated by-laws in accordance with Section 109 of the Delaware General Corporation Law.

8.05 New Securities. On the Effective Date, (i) Reorganized Sheffield shall issue, in accordance with the provisions of Article V, the New First Mortgage Notes and the New Common Stock, and (ii) Reorganized Sheffield shall execute and deliver the New First Mortgage Collateral Documents, and the documents and instruments related thereto.

8.06 New Working Capital Facility. On the Effective Date, Reorganized Sheffield shall execute and deliver the New Working Capital Facility Financing Agreement, the New Working Capital Facility Collateral Documents, documents evidencing the New $5,000,000 Facility, the New Intercreditor Agreement and any other documents and instruments to be executed in accordance therewith.

8.07 Cancellation of Securities and Agreements.

(a) Except as expressly provided in the Plan or in the Confirmation Order, on the Effective Date, the First Mortgage Notes, Old Equity, Old Options, shareholder’s rights plans and all the documentation relating thereto shall be cancelled and all obligations of the Debtors under or in respect of any of the foregoing shall be terminated.

(b) Notwithstanding the foregoing Section 8.07(a): (i) the provisions of the Indenture and the First Mortgage Notes governing the relationship of the Indenture Trustee and the respective holders of First Mortgage Notes including (without limitation) those provisions relating to distributions, the Indenture Trustee’s right to payment, liens on property to be distributed to holders of the First Mortgage Notes and the Indenture Trustee’s rights of indemnity, if any, shall not be affected by the Plan, confirmation of the Plan or the occurrence of the Effective Date, and (ii) the rights of the Indenture Trustee with respect to the First Mortgage Notes and applicable non-bankruptcy law to assert liens on any distributions hereunder to the holders of the First Mortgage Notes to secure payment of the Indenture Trustee’s fees and expenses shall not be affected by the Plan, confirmation of the Plan or the occurrence of the Effective Date. If the Indenture Trustee does not serve as the Disbursing Agent for distributions to holders of Class 4 and Class 7 Claims, then the funds distributed to the Disbursing Agent shall be subject to the lien of the Indenture Trustee under the terms of the Indenture with respect to the First Mortgage Notes.

8.08 Management of Reorganized Sheffield. Upon the Effective Date, the operation of Reorganized Sheffield shall become the general responsibility of its board of directors who shall, thereafter, have the responsibility for the management, control and operation of Reorganized Sheffield. The board of directors of Reorganized Sheffield shall be comprised of a maximum of five (5) persons, one of whom shall be the chief executive officer of Reorganized Sheffield, and the others will be designated by the Unofficial Noteholders Committee. The identity of each of the nominees shall be announced by a filing with the Court ten days prior to the Confirmation Hearing Date. Such persons shall be deemed elected pursuant to the Confirmation Order, and such elections shall be effective on and after the Effective Date, without any requirement of further action by stockholders of Reorganized Sheffield. The initial chairman of the board of directors shall be chosen by such board of directors after the Effective Date.

8.09 Officers. On the Effective Date, with the exception of the Chief Executive Officer of Sheffield, the existing officers of Sheffield shall be retained and shall remain as officers of Reorganized Sheffield and shall continue to serve until such time as they may resign, be removed or be replaced by the board of directors of Reorganized Sheffield. The chief executive officer of Sheffield is to be replaced by James P. Nolan who will serve as the Chief Executive Officer of Reorganized Sheffield The expected officers of Reorganized Sheffield on the Effective Date include: President and Chief Executive Officer — James P. Nolan; Vice President, Chief Financial Officer and Assistant Secretary — Stephen R. Johnson; Vice President for Sales and Marketing and Secretary — James E. Dionisio.

8.10 Saturday, Sunday or Legal Holiday. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

8.11 Other Documents and Actions. The Debtors and Reorganized Sheffield may execute such documents and take such other action as is necessary to effectuate the transactions provided for in the Plan.

8.12 Corporate Actions. The issuance of the New Common Stock and the New First Mortgage Notes, the adoption of the Amended and Restated Certificate of Incorporation and By-laws by Reorganized Sheffield, the selection of certain directors and officers of Reorganized Sheffield, the execution and delivery of any documents to be executed and delivered under the Plan (including the Employment Agreements), and other matters under the Plan involving the corporate structure of the Debtors or corporate action by the Debtors shall be deemed to have occurred and be effective on and after the Effective Date without any requirement of further action by stockholders or directors of the Debtors pursuant to and in accordance with applicable law.

8.13 Fractional Shares. No fractional shares of New Common Stock or New First Mortgage Notes shall be distributed under the Plan. In the event that the number of shares of

New Common Stock would not be a whole number, the number of shares to be distributed shall be rounded up to the next whole number. The principal amount of New First Mortgage Notes shall be rounded to the nearest $1,000 increment.

ARTICLE IX

ACCEPTANCE OR REJECTION OF THE PLAN

9.01 Presumed Acceptance of Plan. Classes 1 and 2 are not Impaired under the Plan, and, therefore, conclusively are presumed to have accepted the Plan in accordance with Section 1126(f) of the Bankruptcy Code.

9.02 Deemed Non-Acceptance of Plan. Class 9 is deemed to have rejected the Plan and will not be solicited for acceptances or rejections of the Plan.

9.03 Voting Classes. Each holder of an Allowed Claim in Classes 3, 4, 5, 6, 7 and 8 shall be entitled to vote to accept or reject the Plan.

9.04 Acceptance by Impaired Classes. An Impaired Class of Claims shall have accepted the Plan if (i) the holders (other than those designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the holders (other than those designated under Section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan.

9.05 Non-Consensual Confirmation. The Debtors request confirmation of the Plan under Section 1129(b) of the Bankruptcy Code in view of the deemed non-acceptance by Class 9, which is impaired. Subject to Section 1127 of the Bankruptcy Code, the Debtors reserve the right to modify the Plan to the extent that confirmation pursuant to Section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE X

CONDITIONS PRECEDENT

10.01 Conditions to Confirmation. It is a condition to confirmation of the Plan that the Confirmation Order include provisions:

(a) authorizing Reorganized Sheffield to adopt and file its Amended and Restated Certificate of Incorporation and By-laws;

(b) authorizing the issuance of the New Common Stock;

(c) authorizing the issuance of the New First Mortgage Notes;

(d) authorizing the execution of the New Indenture and the New First Mortgage Collateral Documents and determining that the liens and security interests granted therein are legally valid and that the subject collateral is subject to no prior liens, claims or encumbrances;

(e) authorizing execution of the Registration Rights Agreement;

(f) authorizing entry into the New Working Capital Facility;

(g) authorizing entry into the New $5,000,000 Facility;

(h) authorizing execution of the New Working Capital Facility Financing Agreement;

(i) authorizing execution of the New Intercreditor Agreement;

(j) authorizing establishment of the Senior Management Stock Incentive Program;

(k) authorizing all of the other transactions contemplated by the Plan in order to effectuate the Plan;

(l) exempting the New First Mortgage Notes and the New Common Stock from registration under the Securities Act and state or local laws, pursuant to Section 1145;

(m) making the provisions of the Confirmation Order non-severable and mutually dependent;

(n) finding that the provisions of Section 1146 of the Bankruptcy Code are applicable to the Plan and distributions thereunder;

(o) determining that no further governmental approvals are necessary for consummation of the transactions described in the Plan; and

(p) consolidating the Estates and their assets into Reorganized Sheffield.

10.02 Conditions to the Effective Date. It is a condition to the occurrence of the Effective Date that:

(a) the Confirmation Order contain the provisions set forth in Section 10.01 of the Plan (unless waived in accordance with the provisions of Section 10.03);

(b) the Confirmation Order shall be in full force and effect and shall not have been reversed, stayed, modified or amended;

(c) all documents reasonable and necessary to evidence the transactions described in the Plan shall be in form and substance satisfactory to the necessary parties thereto and shall be properly executed and delivered;

(d) the New Indenture shall qualify under the Trust Indenture Act; and

(e) The New Working Capital Facility and the New $5,000,000 Facility shall be available to Reorganized Sheffield and capable of being funded on the Effective Date.

The Debtors shall provide written notice to the Committee and all known creditors of the occurrence of the Effective Date.

10.03 Waiver of Conditions. The Debtors with the consent of the Indenture Trustee may waive any condition set forth in this Article X or any provision of the Plan at any time, without notice, without leave of the Court, and without any formal action other than proceeding to consummate the Plan.

ARTICLE XI

EFFECTS OF PLAN CONFIRMATION

11.01 Discharge. Except as otherwise expressly provided in the Plan or Confirmation Order, as of the Effective Date, the Debtors shall be discharged pursuant to Section 1141(d) of the Bankruptcy Code from, and the Confirmation Order shall operate as an injunction against, the commencement or continuation of an action, the employment of process, or an act to collect, recover or offset, any Claim and any “debt” (as that term is defined in Section 101(12) of the Bankruptcy Code) and any Equity Interest (or Claims or debt related thereto) from or against the Debtors or Reorganized Sheffield, and the Debtors’ and Reorganized Sheffield’s liability in respect thereof shall be extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or not, matured or unmatured, disputed or undisputed, legal or equitable, known or unknown, or arising from any agreement of the Debtors entered into or obligation of any kind of the Debtors incurred before the Confirmation Date, or from any conduct of the Debtors occurring prior to the Confirmation Date or that otherwise arose before the Confirmation Date (including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the date of commencement of the applicable Reorganization Cases), and the Debtors and Reorganized Sheffield shall be released and discharged from any liability of a kind specified in Sections 502(g), 502(h) and 502(i) of the Bankruptcy Code, whether or not a proof of claim is filed or deemed filed under Section 501 of the Bankruptcy Code, such Claim is allowed under Section 502 of the Bankruptcy Code, or the holder of such Claim has accepted the Plan.

11.02 Term of Injunctions or Stays. Unless otherwise provided herein, all injunctions or stays provided for in the Reorganization Cases pursuant to Sections 105 or 362 of the Bankruptcy Code or otherwise in effect on the Confirmation Date shall remain in full force and effect until the Effective Date.

11.03 Revesting. Except as otherwise expressly provided in the Plan, the New Working Capital Facility Financing Agreement or the New First Mortgage Collateral Documents, on the Effective Date Reorganized Sheffield shall be vested with all of the property of the Debtors’ Estates free and clear of all Claims, liens, encumbrances, mortgages, charges and other interests of creditors and equity security holders, and may operate its business free of any restrictions imposed by the Bankruptcy Code or by the Court. The Debtors shall continue as debtors in possession under the Bankruptcy Code until the Effective Date. Thereafter, Reorganized

Sheffield shall operate its business free of any restrictions imposed by the Bankruptcy Code or the Court except as specifically authorized by the Plan.

11.04 Retention of Causes of Action/Reservation of Rights.

(a) Reorganized Sheffield shall hold and have the right to prosecute all of the Debtors’ claims and causes of action against third parties. Nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any rights or causes of action that the Debtors or Reorganized Sheffield may have or which Reorganized Sheffield may choose to assert under any provision of the Bankruptcy Code or any similar applicable non-bankruptcy law, including, without limitation, (i) any and all claims against any entity, to the extent such entity asserts a crossclaim, counterclaim and/or claim for setoff that seeks affirmative relief against the Debtors, Reorganized Sheffield, their officers, directors or representatives, (ii) the avoidance of any transfer by or obligation of the Debtors, or (iii) the turnover of any property to the Estates, all of which are expressly reserved by the Plan.

(b) Nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any claim, cause of action, right of setoff or other legal or equitable defense against or with respect to any claim left unaltered or unimpaired by the Plan. Reorganized Sheffield shall have, retain, reserve and be entitled to assert all such claims, causes of action, rights of setoff and other legal or equitable defenses of any of the Debtors fully as if the Reorganization Cases had not been commenced; and all of Reorganized Sheffield’s legal and equitable rights respecting any claim left unaltered or unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Reorganization Cases had not been commenced.

(c) In accordance with Section 1123(b)(3) of the Bankruptcy Code, Reorganized Sheffield shall have the right to prosecute any claims and causes of action against third parties and the right to object to Claims and to file complaints or motions to subordinate and/or estimate Claims. Except as otherwise expressly set forth in this Plan, Reorganized Sheffield shall have the right and power to object to Claims or Equity Interests on any ground, including the grounds set forth in Section 502 of the Bankruptcy Code. THIS PLAN DOES NOT AND IS NOT INTENDED TO RELEASE ANY OBJECTIONS TO CLAIMS OR CLAIMS AND CAUSES OF ACTION AGAINST THIRD PARTIES. ALL SUCH RIGHTS, CLAIMS AND CAUSES OF ACTION ARE SPECIFICALLY RESERVED TO REORGANIZED SHEFFIELD.

(d) Notwithstanding any other provision in the Plan or otherwise, no payment or distribution shall be made with respect to any Claim if any portion of the Claim is subject to an objection filed with the Court.

(e) Reorganized Sheffield shall have the right to prosecute all Recovery Actions and shall commit to pay $100,000 of the fees and expenses incurred in investigating and prosecuting the Recovery Actions to the extent Reorganized Sheffield determines that any Recovery Actions should be investigated and prosecuted. Reorganized Sheffield shall select legal counsel (after consultation with the Committee) to investigate and prosecute the Recovery Actions and shall use its reasonable discretion to bring any individual Recovery Actions that

Reorganized Sheffield determines has merit and that should be commenced by Reorganized Sheffield. On a semi-annual basis Reorganized Sheffield shall distribute the Recovery Actions Proceeds to holders of Class 6 and Class 7 Claims (to the extent the Class 7 Claims are not subordinated pursuant to the Plan) provided that the total amount of Recovery Actions Proceeds to be distributed exceeds $100,000. The Recovery Actions and the proceeds therefrom shall remain free and clear of liens, claims and encumbrances and Reorganized Sheffield shall not grant any lien, claim or encumbrance on the Recovery Actions.

11.05 Post-Consummation Effect of Evidences of Claims or Equity Interests. Outstanding notes, stock certificates and other evidences of Claims against or Equity Interests in the Debtors shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan, if any.

ARTICLE XII

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

12.01 Assumption of Executory Contracts and Unexpired Leases. On the Effective Date, and to the extent permitted by applicable law, all executory contracts and unexpired leases of the Debtors set forth on Exhibit 1 attached to the Plan shall be assumed in accordance with the provisions of Sections 365 and 1123 of the Bankruptcy Code. Unless provided for otherwise in the Confirmation Order or noted on Exhibit 1, confirmation of the Plan will constitute a determination that no defaults exist in the executory contracts and unexpired leases on Exhibit 1. For a period of 60 days after the Confirmation Date, Reorganized Sheffield may file a motion to assume any executory contract or unexpired lease that has not been previously rejected.

Contracts or leases entered into after the Petition Date will be performed by Reorganized Sheffield in the ordinary course of business.

12.02 Rejection of Executory Contracts and Unexpired Leases. All executory contracts and unexpired leases that exist between Debtors and any entity are hereby rejected, except for any executory contract or unexpired lease (i) that has been assumed pursuant to an order of the Court entered prior to the Effective Date, (ii) that has been entered into by Debtors after the Petition Date in the ordinary course of business or pursuant to an order of the Court, (iii) as to which a motion for approval of the assumption or assignment of such executory contract or unexpired lease has been filed prior to 60 days after the Confirmation Date and such assumption is approved by Court or (iv) is assumed pursuant to Section 12.01 hereof.

12.03 Approval of Assumption or Rejection of Contracts and Leases. Entry of the Confirmation Order shall constitute the approval, pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of (i) the rejection of the executory contracts and unexpired leases rejected pursuant to Section 12.02 hereof, and (ii) the assumption of the executory contracts and unexpired leases assumed pursuant to Section 12.01 hereof.

12.04 Claims Based on Rejection of Executory Contracts or Unexpired Leases. Any Claims arising out of the rejection of executory contracts or unexpired leases must be filed with the Court within the time set by any Final Order rejecting an executory contract or unexpired lease or within 30 days after the Effective Date. Any Claims not filed within such time will be forever barred from assertion against the Debtors, Reorganized Sheffield, or the Estates and their property. Unless otherwise ordered by the Court or provided in this Plan, all such Claims for which proofs of Claim are required to be filed will be classified as Class 6 Claims.

ARTICLE XIII

RETENTION OF JURISDICTION

13.01 Retention of Jurisdiction. Notwithstanding the entry of the Confirmation Order or the Effective Date having occurred, to the maximum extent permitted by the Bankruptcy Code or other applicable law, the Court shall retain original and exclusive jurisdiction to (a) determine any disputed Claims, (b) determine requests for payment of Claims entitled to priority under Section 507(a)(l) of the Bankruptcy Code, including compensation of and reimbursement of expenses of professionals and other parties entitled thereto, (c) resolve controversies and disputes regarding interpretation and implementation of the Plan, (d) enter orders in aid of the Plan, including, without limitation, appropriate orders (which may include contempt or other sanctions) to protect the Debtors and Reorganized Sheffield in accordance with Sections 524 and 1141 of the Bankruptcy Code and the terms and conditions of the Confirmation Order, (e) modify the Plan pursuant to Section 14.02 of the Plan, (f) determine any and all applications, adversary proceedings and contested or litigated matters pending on or after the Effective Date, (g) allow, disallow, estimate, liquidate or determine any Claim or Equity Interest and to enter or enforce any order requiring the filing of any such Claim before a particular date, (h) determine any and all pending applications for the rejection of executory contracts or unexpired leases, or for the assignment of assumed executory contracts and unexpired leases, and to hear and determine any and all Claims arising from any such rejection, assumption and/or assignment, (i) determine any actions or controversies arising under or in connection with the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement created in connection with the Plan, (j) enter and implement orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated, (k) enter a final decree closing the Reorganization Cases, (1) enter and implement orders as are necessary to the transactions described in this Plan.

13.02 Failure of Court to Exercise Jurisdiction. If the Court abstains from exercising or declines to exercise jurisdiction, or determines that it is otherwise without jurisdiction over any matter or proceeding arising out of related to or otherwise connected with the Reorganization Cases, including the matters set forth in this Article XIII, the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter or proceeding shall not be limited or otherwise affected by the Plan.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

14.01 Retiree Benefits. During the pendency of the Reorganization Cases, representatives of Sheffield and the United Steelworkers of America, Local 2741 (the “Local

Union”), engaged in good faith negotiations to amend the Collective Bargaining Agreement dated March 2, 2000 between Sheffield and the Local Union that covers hourly employees at Sheffield’s Sand Springs plant. Sheffield and the Local Union were successful in negotiating amendments to the Collective Bargaining Agreement. Included among the amendments was the commencement of a co-payment provision for health premiums that affects Sheffield’s retirees and their retiree benefits. The Collective Bargaining Agreement, as amended, provides inter alia that retired hourly employees of Sheffield will be required to pay a portion of the monthly health premiums as follows: single employee coverage - $50; single employee plus one dependent coverage - $75; and family coverage - $100. These changes to the Collective Bargaining Agreement have been approved by the leadership and members of Local 2741. This change in retiree benefits applies to all Debtors’ hourly and salary retirees except for retirees from Sheffield’s Joliet, Illinois plant. A letter was sent to all retirees of the Debtors (except those retirees from Sheffield’s Joliet, Illinois plant) on May 14, 2002 explaining this change in health premiums. On and after the Effective Date, pursuant to Section 1l29(a)(l3) of the Bankruptcy Code, Reorganized Sheffield shall continue to be obligated to pay all retiree benefits, as that term is defined in Section 1114 of the Bankruptcy Code, and shall continue to pay such retiree benefits as they become due at the level established at any time prior to or upon confirmation of the Plan pursuant to subsections (e)(1)(B) or (g) of Section 1114, for the duration of the period the Debtors have obligated themselves to provide such benefits; provided, however, that nothing herein shall extend or otherwise modify the duration of such period or prohibit the Debtors’ ability or Reorganized Sheffield’s ability to modify the terms and conditions of the retiree benefits as otherwise permitted by such plans and otherwise applicable nonbankruptcy law. The level of the retiree benefits to Sheffield’s hourly employees will be as set forth in the various Collective Bargaining Agreements (as amended) to which Sheffield is a party.

Reorganized Sheffield affirms and agrees that it will continue to be the contributing sponsor of the Pension Plans, as defined under 29 U.S.C. § 1301 (a)(13) and 29 C.F.R. § 4001.2, or a member of the contributing sponsor’s controlled group, as defined under 29 U.S.C. § 1302(a)(14) and 29 C.F.R. § 4001.2. As a contributing sponsor of the Pension Plans, Reorganized Sheffield intends to fund the Pension Plans in accordance with the minimum funding standards under ERISA, 29 U.S.C. § 1082, pay all required PBGC insurance premiums, 29 U.S.C. § 1307, and comply with all requirements of the Pension Plans and ERISA. The Pension Plans are defined benefit pension plans insured by the Pension Benefit Guaranty Corporation under Title IV of ERISA, 29 U.S.C. §§ 1301-1461. The Pension Plans are subject to the minimum funding requirements of ERISA, 29 U.S.C. § 1084, and Section 412 of the Internal Revenue Code, 26 U.S.C. § 412. No provision of or proceeding within the Debtors’ reorganization proceedings, the Plan, nor the Confirmation Order shall in any way be construed as discharging, releasing or relieving the Debtors, Reorganized Sheffield, or any other party in any capacity, from any liability with respect to the Pension Plans or any other defined benefit pension plan under any law, governmental policy or regulatory provision. PBGC and the Pension Plans shall not be enjoined or precluded from enforcing liability resulting from any of the provisions of the Plan or the Plan’s confirmation. PBGC will withdraw or assign to the Pension Plans all of the claims filed by PBGC in the Reorganization Cases, including its administrative expense claims, upon the Effective Date of the Plan that provides for Reorganized Sheffield’s reaffirmation of its obligations to be the contributing sponsor of the Pension Plans.

14.02 Modification of Plan. The Debtors reserve the sole right, in accordance with the Bankruptcy Code and Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order. After the entry of the Confirmation Order, Reorganized Sheffield may, upon order of the Court, amend or modify the Plan in accordance with Section 1127(b) of the Bankruptcy Code and the Bankruptcy Rules or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

14.03 Withdrawal of Plan. The Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan. If the Debtors revoke or withdraw the Plan under this section, or if entry of the Confirmation Order does not occur, then the Plan shall be deemed null and void. In that event, nothing contained in the Plan shall be deemed to constitute a waiver or release of any Claims by or against or any Equity Interests in the Debtors, to prejudice in any manner the rights of the Debtors in any further proceedings involving the Debtors, or constitute an admission against interest by the Debtors or any other party in interest.

14.04 Headings. The headings used in this Plan are inserted for convenience only and neither constitute a portion of the Plan nor in any manner affect the provisions of the Plan.

14.05 Successors and Assigns. The rights, benefits and obligations of any person or entity named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the heir, executor, administrator, successor or assign of such person or entity.

14.06 Payment of Statutory Fees. All fees payable pursuant to Section 1930 of Title 28 of the United States Code shall be paid on or before the Effective Date by the Debtors and thereafter by Reorganized Sheffield. Additionally, Reorganized Sheffield will prepare and file post-confirmation status reports with the Office of the United States Trustee until the Reorganization Cases are closed.

14.07 Notices. Any notice, request or demand given or made under this Plan or under the Bankruptcy Code or the Bankruptcy Rules shall be in writing and shall be hand delivered or sent by a reputable overnight courier and shall be deemed given when received at the following addresses whether hand delivered or sent by overnight courier service:

James P. Nolan, President and

Chief Executive Officer

Sheffield Steel Corporation

220 N. Jefferson

Sand Springs, OK 74063

With a copy to:

Neal Tomlins, Esq.

TOMLINS & GOINS

A Professional Corporation

Utica Plaza Building

2100 South Utica Ave., Suite 300

Tulsa, Oklahoma 74114

Telephone: (918) 747-6500

Facsimile: (918) 749-0874

Notwithstanding anything to the contrary provided herein, all notices concerning this Plan shall be served upon the entities prescribed and in the manner prescribed under the Bankruptcy Code and the Bankruptcy Rules.

14.08 Severability of Plan Provisions. If prior to confirmation, any term or provision of the Plan that does not govern the treatment of Claims or Equity Interests or the conditions to confirmation or the Effective Date is held by the Court to be invalid, void or unenforceable, the Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a final judicial determination and shall provide that each term and provision of the Plan as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

14.09 No Admissions. Notwithstanding anything herein to the contrary, nothing herein contained in the Plan shall be deemed as an admission by the Debtors with respect to any matter set forth herein including, without limitation, liability on any Claim or the propriety of any Claims classification.

14.10 Professionals. Professional fees and expenses from and after the Confirmation Date for the Debtors, their estates and Reorganized Sheffield shall not be subject to the approval of the Court. The retention of the professional persons of Debtors and the Committee shall terminate as of the Effective Date, and at such time such professional persons shall be entitled to file and prosecute their respective fee applications for final allowance of compensation and reimbursement of expenses. Such final fee applications shall be filed with the Court no later than forty five (45) days after entry of the Confirmation Order, unless such deadline is extended by order of the Court. Any application that is not timely filed shall be forever barred. The Court shall retain jurisdiction to determine all such requests for compensation.

14.11 Committee. The appointment of the Committee shall terminate on the Effective Date.

14.12 Governing Law. Except to the extent that the Bankruptcy Code, the Bankruptcy Rules or other federal law are applicable, or as otherwise provided in the New First Mortgage Collateral Documents, the New First Mortgage Notes or the New Working Capital Facility Financing Agreement, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Oklahoma, without giving effect to the principles of conflicts of law thereof.

14.13 Withholdings. In connection with the Plan and transfers and distributions thereunder, the Debtors and Reorganized Sheffield shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions under the Plan shall be subject to any such withholding and reporting requirements.

ARTICLE XV

CONFIRMATION REQUEST

The Debtor requests confirmation of the Plan under Sections 1129(a) and/or 1129(b) of the Bankruptcy Code.

Dated this 7th day of June, 2002.

SHEFFIELD STEEL CORPORATION

By:	/s/ James P. Nolan
James P. Nolan, President

WADDELL’S REBAR FABRICATORS, INC.

By:	/s/ James P. Nolan
James P. Nolan, President

WELLINGTON INDUSTRIES, INC.

By:	/s/ James P. Nolan
James P. Nolan, President

EXHIBIT I

Exhibit 2.1

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

1.	Real Time Pricing Program Agreement dated June 1, 1996 between Public Service Company of Oklahoma and Sheffield Steel CorporationA

2.	Lease Renewal Endorsement dated April 22, 1988 between Sheffield Steel Corporation and Elgin, Joliet and Eastern Railway Company

3.	Lease Renewal Endorsement dated February 10, 1988 between Sheffield Steel Corporation and Elgin, Joliet and Eastern Railway Company

4.	License Endorsement dated February 2, 1988 between Sheffield Steel Corporation and Elgin, Joliet and Eastern Railway Company

5.	License Endorsement dated March 30, 1987 between Sheffield Steel Corporation and Elgin, Joliet and Eastern Railway Company

6.	Agreement dated October 1, 1970 by and between Phoenix Manufacturing Company and GAF Corporation that was subsequently assigned to Sheffield

7.	Assignment of lease dated December 2, 1954 and Assignment of Sublease Agreement dated October 1, 1970 with Continental Steel Corporation

8.	Project Lease Agreement dated November 23, 1999 (as amended) between Sheffield Steel Corporation and TA Steel I, LLCB

9.	Bulletin Board Access Agreement dated August 24, 1999 with Oklahoma Natural Gas Company

10.	Gas Service Agreement dated March 2, 1995 with Oklahoma Natural Gas Company (as amended)

A	Sheffield and Public Service Company of Oklahoma have stipulated that a payment default in the amount of $578,683.17 exists under the subject executory contract. This payment default will be satisfied as follows: (a) if the Plan is confirmed on or before June 30, 2002, monthly payments in the amount of $100,000 would be paid on the 12th day of July, August, September and October, 2002, and thereafter monthly payments of $36,000 commencing November 12, 2002, and continuing thereafter until paid; and (b) if the Plan is confirmed after June 30, 2002, and before July 31, 2002, monthly payments in the amount of $100,000 would be paid on the 12th day of August, September and October, 2002, and thereafter monthly payments of $50,000 commencing November 12, 2002, and continuing until paid. No interest shall accrue on the amounts due. Sheffield shall make such cure payments on the date due by wire transfer. Payments for continued electric service shall be made pursuant to the terms of the subject executory contract.

B	Payments on this lease have been suspended by Sheffield since early in the Reorganization Cases. The parties will amend the lease on the Effective Date to resume lease payments with a ½ lease payment due for June, 2002 and full lease payments due for periods thereafter. The term of the lease will be extended by the number of months for which Sheffield did not make payments during the Reorganization Cases and all purchase options and the time for exercise shall be modified accordingly.

11.	Pipeline Capacity Lease Agreement dated March 2, 1995 with Oneok Services, Inc. and others (as amended)C

12.	Collective Bargaining Agreement between the United Steelworkers of America, Local 2741, and Sheffield dated March 2, 2000 (as amended by the “Amendments to Collective Bargaining Agreement between Sheffield Steel and the USWA, Local 2741”) (Sand Springs)D

13.	Collective Bargaining Agreement between United Steelworkers of America, Local 9777-29 and Sheffield dated March 1, 1999 (Joliet)

14.	Collective Bargaining Agreement between the United Steelworkers of America and Sheffield dated November 1, 1999 (Kansas City)

15.	Lease dated January 1, 1955 by and between Phoenix Manufacturing Company and The Sanitary District of Chicago that was subsequently assigned to Sheffield

16.	Equipment Lease Agreement dated April 14, 1999 by and between Sheffield and Hyster Credit Company for 3 lift trucks (now assigned to Citicorp as lessor)E

17.	Equipment Lease Agreement dated October 20, 2000 by and between Sheffield and Hyster Credit Company for 1 lift truck (now assigned to Citicorp as lessor)F

18.	Motor Vehicle Lease Agreement by and between FRN of Tulsa, L.L.C. (Ford) and Sheffield dated April 10, 2001G

19.	Motor Vehicle Lease Agreement by and between FRN of Tulsa, L.L.C. (Ford) and Sheffield dated September 21, 2000

20.	Master Walkaway Lease Agreement (Closed-End) by and between Enterprise Leasing Co. of Kansas and Sheffield dated September 1, 1996 that presently includes 7 vehicles

21.	Agreement for Smartserve Support Services Plan by and between Siemens Business Communication Systems, Inc. and Sheffield dated November 30, 1997H

C	Sheffield will be required to cure a payment default in the amount of $13,001.43 on the Effective Date.

D	Subsequent to the Petition Date, representatives of Sheffield and Local 2741 of the United Steelworkers of America (the “Union”) engaged in good faith negotiations to amend the Collective Bargaining Agreement between Sheffield and the Union dated March 2, 2000. Sheffield and the Union were successful in negotiating amendments to the Collective Bargaining Agreement that will allow for the assumption of the Collective Bargaining Agreement as part of the Plan. A copy of the amendments is available upon request made to counsel for the Debtors. The amendments include a change in work rules and a co-payment of health premiums effective June 1, 2002.

E	Sheffield will be required to cure a payment default in the amount of $1,788.87 on the Effective Date.

F	Sheffield will be required to cure a payment default in the amount of $910.37 on the Effective Date.

G	Sheffield will be required to cure a payment default in the amount of $608.67 on the Effective Date.

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22.	Processor’s Agreement by and between Republic Technologies International, LLC, BankBoston, N.A. and Sheffield dated August 4, 1999

23.	Instron Corp. — Satec Service Agreement by and between Instron Corp. and Sheffield dated July 24, 2000I

24.	Thermo ARL — VG Elemental — Comprehensive Service Agreements for ARL 3460 by and between Applied Research Laboratories and Sheffield dated November 27, 2000J

25.	Lease dated February 1, 1993 by and between Wellington and Sand Springs Home (as amended, renewed and extended)

26.	Operating Service Agreement dated July 1, 1999 by and between Sheffield and Tube City, Inc. (as amended)

27.	Agreement dated January 1, 1997 by and between Sheffield and Zinc National, S.A.

H	Sheffield will be required to cure a payment default in the amount of $188.22 on the Effective Date.

I	Sheffield will be required to cure a payment default in the amount of $372.49 on the Effective Date.

J	Sheffield will be required to cure a payment default in the amount of $ 1,646.16 on the Effective Date.

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